UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 13, 2021

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 13, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 13, 2021	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FIRST QUARTER 2021 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $30.0 million, or $0.30 per share, and adjusted net income attributable to shareholders of Teekay(1) of $11.3 million, or $0.11 per share, in the first quarter of 2021 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $202.4 million in the first quarter of 2021.
•Significant positive progress made on Teekay Parent's wind-down of its FPSO segment.
•Teekay LNG increased its common unit distributions by 15 percent to $1.15 per common unit on an annualized basis, commencing with the first quarter's distribution to be paid in May 2021; and secured three LNG charters during March and April 2021, increasing its LNG fleet to 98 percent fixed for the remainder of 2021 and 89 percent fixed for 2022.
•Teekay Tankers declared additional options to repurchase six vessels currently on higher-cost long-term sale-leaseback financings, which are expected to close in September 2021.
Hamilton, Bermuda, May 13, 2021 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three months ended March 31, 2021. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the first quarter 2021 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except per share amounts)	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	359,081	362,296	574,054
Income from vessel operations	61,327	25,795	128,896
Equity income	37,157	15,285	2,313
Net income (loss) attributable to the shareholders of Teekay	29,951	(19,444)	(49,805)
Income (loss) per common share of Teekay	0.30	(0.19)	(0.49)
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA (1)	202,429	201,061	342,198
Adjusted net income attributable to shareholders of Teekay (1)	11,320	2,849	25,259
Adjusted net income per share
attributable to shareholders of Teekay (1)	0.11	0.03	0.25
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA (1)	13,141	10,553	5,139
Total Teekay Parent free cash flow (1)	4,108	353	52,689
(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“In the first quarter of 2021, we recorded higher consolidated adjusted net income compared to the prior quarter due to improved results from each of our entities, despite the continued weakness in the spot conventional tanker market,” commented Kenneth Hvid, Teekay’s President and CEO. “We have been experiencing strong counter-seasonal demand for LNG carriers since late-March, with increases in both the spot and time charter LNG shipping markets. Teekay LNG has taken advantage of this improvement by recently securing three new time charters, including one spot market-linked contract. On the oil tanker side, although the near-term outlook is uncertain due to the continued impact of COVID-19, we are seeing early positive indicators that point towards an anticipated tanker market recovery, including improvements in the global economy, a continued decline in global oil inventories, an upcoming increase in OPEC+ production, and positive tanker fleet supply fundamentals.”

“Since reporting earnings in February 2021, we have made significant progress toward our strategic goal of winding down our FPSO segment,” continued Mr. Hvid. “Following the successful completion of Phase I of the Banff FPSO decommissioning project, in April 2021, we entered into a conditional agreement with the customer whereby they would take over our remaining Phase II decommissioning responsibilities and thus enabling synergies to be realized when combining this with their existing subsea decommissioning work. Once finalized, this agreement would represent the conclusion of our involvement and exposure to the Banff project, after over 20 years of successful operations. In addition, the Foinaven FPSO, which has been operating under contract at a nominal day rate since receiving an upfront cash payment of $67 million in April 2020, is expected to be redelivered to us in the first half of 2022 as a result of BP’s recent decision to suspend production on the Foinaven field. Following the redelivery, we expect to green-recycle the unit, with the associated costs expected to be covered by a fixed contractual lump sum payment from the customer. Assuming the conditions of the Banff decommissioning agreement are met by June 2021, we expect to reduce our total accrued asset retirement obligations next quarter.”

Mr. Hvid added, “In mid-April, Teekay LNG announced an increase to its quarterly common unit distribution by 15 percent, to $1.15 per unit per annum. This increase will add to Teekay Parent’s free cash flows and represents the third consecutive annual double-digit increase to Teekay LNG’s common unit distribution, which is supported by its large and diversified portfolio of long-term contracts. Importantly, we believe that this level of distribution will enable Teekay LNG to continue delevering its balance sheet, which will increase its financial flexibility and ability to optimally allocate capital as the global demand for LNG continues to grow.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated GAAP net income and adjusted net income(1) for the first quarter of 2021, compared to consolidated GAAP net loss and adjusted net income in the same quarter of the prior year, were positively impacted by higher earnings from Teekay LNG due to a decrease in operational claims and higher liquefied petroleum gas (LPG) rates, as well as higher FPSO unit earnings due to the elimination of the operating losses on the Foinaven FPSO unit as a result of the commencement of the new bareboat contract which commenced at the end of the first quarter of 2020. These increases were offset by lower earnings from Teekay Tankers as a result of lower average spot tanker rates during the first quarter of 2021 and the sale of five tankers during the first quarters of 2020 and 2021.

In addition, consolidated GAAP net income during the first quarter of 2021, compared to consolidated GAAP net loss in the same period of the prior year, was positively impacted by a decrease in asset write-downs and the recording of unrealized gains on non-designated derivative instruments in the first quarter of 2021, compared to unrealized losses on non-designated derivative instruments in the first quarter of 2020. These increases were partially offset by the realized loss on the termination of one of Teekay LNG's interest rate swap agreements associated with a debt refinancing completed in the first quarter of 2021 at a lower all-in interest rate.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was $4.1 million during the first quarter of 2021, compared to $52.7 million for the same period of the prior year, primarily due to the receipt of a $67 million upfront lease payment in the prior year upon entering into the new bareboat contract for the Foinaven FPSO in March 2020, and lower contribution from the Banff FPSO unit relating to the decommissioning of the Banff oil field that began in June 2020. These items were partially offset by a 15 percent increase in Teekay LNG's quarterly cash distributions, commencing with the distribution relating to the first quarter of 2021, an increase in cash flows from Teekay Parent's marine services business in Australia, and the elimination of the operating losses on the Foinaven FPSO unit as a result of the commencement of the new bareboat contract at the end of the first quarter of 2020.
Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).

(1) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s GAAP net income and adjusted net income(1) for the first quarter of 2021, compared to the same quarter of the prior year, were positively impacted by a decrease in operational claims under its charter contracts and higher rates earned for certain of Teekay LNG's 50 percent-owned LPG carriers. These increases were partially offset by more scheduled dry dockings, redeployment of certain LNG carriers at lower rates, and the timing of certain vessel operating expenses during the first quarter of 2021.

In addition, compared to the same period of the prior year, Teekay LNG's GAAP net income for the first quarter of 2021 was positively impacted by unrealized gains on non-designated derivative instruments, compared to unrealized losses in the first quarter of 2020, and by write-downs recorded on Teekay LNG's multi-gas carriers in the first quarter of 2020. These increases were partially offset by a realized loss on the termination of an interest rate swap agreement associated with a debt refinancing completed in the first quarter of 2021.

Please refer to Teekay LNG's first quarter 2021 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' GAAP net income and adjusted net income(1) in the first quarter of 2021, compared to the same quarter of the prior year, were negatively impacted primarily by lower average spot tanker rates in the first quarter of 2021, as well as the sale of five tankers during the first quarters of 2020 and 2021. These decreases were partially offset by lower vessel operating expenses and interest expense in the first quarter of 2021, compared to the same period of the prior year.

Crude tanker spot rates remained under pressure during the first quarter of 2021 due to the ongoing impact of the COVID-19 pandemic on global oil demand, oil supply cuts by the OPEC+ group of producers, as well as the continued unwinding of floating storage. However, the mid-size crude tanker sectors experienced some pockets of strength during the latter part of the first quarter of 2021 due to the impact of weather events in the Atlantic Basin and the blockage of the Suez Canal in late-March 2021. The tanker market in the second quarter of 2021 has thus far remained relatively soft, and with the continued impact of COVID-19, the near-term outlook remains uncertain. At the same time, there are early positive indicators which point towards an anticipated tanker market recovery, including improvements in the global economy, a continued decline in global oil inventories, a planned increase in OPEC+ production, and positive tanker fleet supply fundamentals.

Please refer to Teekay Tankers' first quarter 2021 earnings release for additional information on the financial results for this entity.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
Banff FPSO Update
In April 2021, Teekay Parent and CNR International (U.K.) Limited (CNRI), on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (DSA) whereby Teekay Parent engaged CNRI to decommission Teekay's remaining subsea infrastructure located within the CNRI-operated Banff field. As part of the DSA, CNRI will assume full responsibility for Teekay’s remaining asset retirement obligations (Phase II) for the above-mentioned facilities, which would enable CNRI to complete this work in conjunction with their other decommissioning work at the Banff field in a more efficient manner. As part of the transaction, Teekay will be deemed to have completed all of its prior decommissioning obligations.
The DSA is subject to certain conditions precedent that need to be satisfied by June 1, 2021 (or any agreed extension thereto), failing which the DSA may be terminated by either party. Such conditions precedent include receiving confirmation from the applicable U.K. regulatory authorities that Teekay has completed all of its obligations in relation to Phase I of the decommissioning project.
Foinaven FPSO Update

In April 2021, BP announced its decision to suspend production from the Foinaven oil fields and permanently remove the Foinaven FPSO unit from the site. The Company expects the FPSO unit will be redelivered to Teekay Parent in the first half of 2022, at which point the Company intends to green-recycle the FPSO unit. The Foinaven FPSO has been operating under a new bareboat charter agreement secured in March 2020, which included an upfront cash payment of $67 million that was received in April 2020, a nominal day rate during the duration of the contract, and a fixed lump sum payment at the end of the contract that the Company expects will cover the green recycling costs for the unit in 2022.

As a result of the above-mentioned developments relating to the Banff and Foinaven FPSOs, subject to meeting the conditions precedent of the DSA by June 1, 2021, the Company expects to reduce its accrued net asset retirement obligations in the second quarter of 2021.
Teekay LNG

In April 2021, Teekay LNG secured a fixed-rate charter contract for the Oak Spirit MEGI LNG carrier, which is expected to commence in August or September 2021, for a period of one-year.

In March 2021, Teekay LNG commenced a one-year, spot market-linked charter contract, with a one-year, fixed-rate option for the Creole Spirit MEGI LNG carrier.

In March 2021, the charterer of the 52 percent-owned Arwa Spirit DFDE LNG carrier exercised its one-year option to extend the charter contract to May 2022 at a fixed rate.

In February 2021, Teekay LNG's 70 percent-owned joint venture with PT Berlian Laju Tanker, refinanced its term loan which was scheduled to mature in 2021, by entering into a new, $191.5 million term loan maturing in February 2026.

Teekay Tankers
In March 2021, Teekay Tankers declared options to repurchase six Aframax vessels that are currently on long-term sale-leaseback financings for approximately $129 million, which are expected to close in September 2021. This is in addition to the declared purchase options on two Suezmax vessels that are currently on long-term sale-leaseback financings for approximately $57 million, which are expected to close in May 2021. Teekay Tankers intends to fund these purchases with new long-term sale-leaseback financings and existing liquidity.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at March 31, 2021, Teekay Parent had total liquidity of approximately $183.0 million (consisting of $33.0 million of cash and cash equivalents, and $150.0 million of undrawn capacity from a revolving credit facility). On a consolidated basis, as at March 31, 2021, Teekay had consolidated total liquidity of approximately $1.0 billion (consisting of $284.1 million of cash and cash equivalents and $676.8 million of undrawn capacity from its credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, May 13, 2021 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2021. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (800) 367-2403 or (647) 490-5367, if outside North America, and quoting conference ID code 7033590.

•     By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $9 billion, comprised of approximately 135 liquefied gas, offshore, and conventional tanker assets. With offices in 10 countries and approximately 5,350 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss) Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Net Interest Expense, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (6) of the statements of income (loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers), Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets, and Teekay Parent’s corporate general and administrative expenditures for the given quarter.
Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, plus upfront cash receivable in respect of a sales-type lease, less Teekay Parent’s net interest expense and, commencing in the second quarter of 2020, asset retirement costs incurred for the given quarter. Net Interest Expense includes interest expense (excluding non-cash accretion and the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)

Revenues	359,081	362,296	574,054

Voyage expenses	(76,225)	(64,437)	(121,564)
Vessel operating expenses	(128,437)	(144,951)	(153,293)
Time-charter hire expense	(11,121)	(16,717)	(27,056)
Depreciation and amortization	(58,586)	(60,926)	(72,917)
General and administrative expenses	(22,367)	(19,210)	(18,277)
Write-down and loss on sale of assets (1)	(715)	(28,690)	(94,606)
Gain on commencement of sales-type lease (2)	—	—	44,943
Restructuring charges	(303)	(1,570)	(2,388)
Income from vessel operations	61,327	25,795	128,896

Interest expense	(48,939)	(50,707)	(62,520)
Interest income	2,045	1,471	2,803
Realized and unrealized gains (losses) on
non-designated derivative instruments (3)	7,321	(3,453)	(21,663)
Equity income (4)	37,157	15,285	2,313
Income tax recovery (expense) (5)	1,385	(18,669)	(3,792)
Foreign exchange gain (loss)	5,723	(12,499)	6,646
Other loss – net (6)	(4,515)	(2,355)	(681)
Net income (loss)	61,504	(45,132)	52,002
Net (income) loss attributable to non-controlling interests	(31,553)	25,688	(101,807)
Net income (loss) attributable to the
shareholders of Teekay Corporation	29,951	(19,444)	(49,805)
Income (loss) per common share of Teekay Corporation
- Basic	$0.30	$(0.19)	$(0.49)
- Diluted	$0.28	$(0.19)	$(0.49)
Weighted-average number of common shares outstanding
- Basic	101,165,928	101,108,886	100,887,551
- Diluted	111,439,150	101,108,886	100,887,551

(1)Write-down and loss on sale of assets for the three months ended March 31, 2021 relates to the write-down of one operating lease right-of-use (ROU) asset. Write-down and loss on sale of assets for the three months ended December 31, 2020 relates to six Aframax tankers (two of which were classified as held for sale as at December 31, 2020), four multi-gas carriers and two operating lease ROU assets. Write-down and loss on sale of assets for the three months ended March 31, 2020 includes write-downs of six multi-gas carriers totaling $45.0 million and write-downs of two FPSO units totaling $46.5 million.

(2)Gain on commencement of sales-type lease of $44.9 million for the three months ended March 31, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.

(3)Realized and unrealized gains (losses) related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(4,918)	(5,578)	(2,677)
Interest rate swap agreement termination (i)	(18,012)	—	—
Foreign currency forward contracts	—	—	(241)
Forward freight agreements	28	(809)	(49)
	(22,902)	(6,387)	(2,967)
Unrealized gains (losses) relating to
Interest rate swap agreements	30,256	2,549	(18,812)
Foreign currency forward contracts	—	—	202
Forward freight agreements	(33)	385	(86)
	30,223	2,934	(18,696)
Total realized and unrealized gains (losses) on derivative instruments	7,321	(3,453)	(21,663)

(i) The termination of an interest rate swap agreement during the three months ended March 31, 2021 was in connection with a debt refinancing completed in February 2021 at a lower all-in interest rate.

(4)The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income as reflected in the consolidated statements of loss, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Equity income	37,157	15,285	2,313
Proportionate share of unrealized (gains) losses on
derivative instruments	(15,410)	(4,214)	22,204
Other (i)	6,357	19,320	8,441
Equity income adjusted for items in Appendix A	28,104	30,391	32,958

(i)Other for the three months ended March 31, 2021, December 31, 2020, and March 31, 2020 includes unrealized credit loss provision adjustments. Other for the three months ended December 31, 2020 also includes the proportionate share of write-down of vessels in Teekay LNG's equity-accounted investees.
(5)During the three months ended December 31, 2020, the Company obtained further advice regarding the freight taxes in a certain jurisdiction due to the uncertainty surrounding recent tax changes. Based on this new information and other considerations, the Company increased its provision during the three months ended December 31, 2020 for uncertain tax liabilities by $20.8 million, of which $11.5 million related to 2020 voyages, and $2.1 million of that balance related to the fourth quarter of 2020.

(6)Other loss - net for the three months ended March 31, 2021, December 31, 2020, and March 31, 2020 includes unrealized credit loss provision adjustments of $(4.0) million, $(1.8) million, and $0.1 million, respectively.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2021	2020
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	32,999	44,791
Cash and cash equivalents - Teekay LNG	163,480	206,762
Cash and cash equivalents - Teekay Tankers	87,595	97,232
Assets held for sale	—	32,974
Accounts receivable and other current assets	299,162	282,242
Restricted cash - Teekay Parent	10	10
Restricted cash - Teekay LNG	44,736	51,181
Restricted cash - Teekay Tankers	5,948	5,914
Vessels and equipment - Teekay LNG	2,860,581	2,875,169
Vessels and equipment - Teekay Tankers	1,530,082	1,555,300
Operating lease right-of-use assets	18,065	52,961
Net investment in direct financing and sales-type leases	520,623	528,641
Investments in and loans to equity-accounted investments	1,136,605	1,075,653
Other non-current assets	144,319	137,082
Total Assets	6,844,205	6,945,912
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	349,255	456,152
Short-term debt - Teekay Tankers	20,000	10,000
Current portion of long-term debt - Teekay LNG	422,695	322,440
Current portion of long-term debt - Teekay Tankers (1)	209,137	89,334
Long-term debt - Teekay Parent	347,499	339,933
Long-term debt - Teekay LNG	2,344,691	2,490,695
Long-term debt - Teekay Tankers	370,602	513,670
Operating lease liabilities	19,449	54,290
Other long-term liabilities	208,308	198,107
Equity:
Non-controlling interests	2,028,761	1,989,883
Shareholders of Teekay	523,808	481,408
Total Liabilities and Equity	6,844,205	6,945,912

Net debt - Teekay Parent (2)(3)	314,490	295,132
Net debt - Teekay LNG (2)	2,559,170	2,555,192
Net debt - Teekay Tankers (2)	506,196	509,858

(1)Current obligations related to finance leases at March 31, 2021 includes $185.5 million related to the declared purchase options on eight vessels. In November 2020, Teekay Tankers declared purchase options to acquire two of these vessels for a total cost of $56.7 million with an expected completion date of May 2021 and, in March 2021, Teekay Tankers declared purchase options to acquire six vessels for a total cost of $128.8 million with an expected completion date of September 2021.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.
(3)As a result of the early adoption of ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), effective January 1, 2021, using the modified retrospective method of transition, the Company increased the carrying value of long-term debt by $6.3 million and decreased common stock and additional paid-in capital by $6.3 million.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	61,504	52,002
Non-cash and non-operating items:
Depreciation and amortization	58,586	72,917
Unrealized (gain) loss on derivative instruments	(35,353)	68,236
Write-down and loss on sale	715	94,606
Gain on commencement of sales-type lease	—	(44,943)
Equity (income) loss, net of dividends received	(20,657)	4,187
Foreign currency exchange loss (gain) and other	4,606	(51,294)
Receipts from direct financing and sales-type leases	3,290	264,072
Change in operating assets and liabilities	(85,735)	(18,525)
Asset retirement obligation expenditures	(920)	—
Expenditures for dry docking	(6,553)	(2,299)
Net operating cash flow	(20,517)	438,959

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	200,230	870,639
Prepayments of long-term debt	(121,543)	(1,002,414)
Scheduled repayments of long-term debt	(120,704)	(70,225)
Proceeds from short-term debt	10,000	135,000
Prepayment of short-term debt	—	(130,000)
Repayments of obligations related to finance leases	(23,935)	(23,488)
Repurchase of Teekay LNG common units	—	(15,635)
Distributions paid from subsidiaries to non-controlling interests	(19,174)	(16,353)
Other financing activities	(62)	—
Net financing cash flow	(75,188)	(252,476)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(8,104)	(8,685)
Proceeds from sale of vessels and equipment	32,687	60,915
Proceeds from repayments of advances to equity-accounted joint ventures	—	2,000
Other investing activities	—	(6,430)
Net investing cash flow	24,583	47,800

(Decrease) increase in cash, cash equivalents and restricted cash	(71,122)	234,283
Cash, cash equivalents and restricted cash, beginning of the period	405,890	456,325
Cash, cash equivalents and restricted cash, end of the period	334,768	690,608

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2021		2020		2020
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	61,504		(45,132)		52,002
Adjust for: Net (income) loss attributable to
non-controlling interests	(31,553)		25,688		(101,807)
Net income (loss) attributable to
shareholders of Teekay	29,951	0.30	(19,444)	(0.19)	(49,805)	(0.49)
(Subtract) add specific items affecting net income (loss)
Unrealized (gains) losses from derivative
instruments(2)	(45,633)	(0.45)	(7,149)	(0.07)	40,900	0.41
Foreign currency exchange (gains) losses(3)	(7,069)	(0.07)	10,826	0.11	(8,463)	(0.08)
Banff FPSO decommissioning costs net of
(recoveries)(4)	1,430	0.01	(1,550)	(0.02)	—	—
Write-down and loss on sale of vessels and other
assets(5)	715	0.01	28,689	0.28	94,606	0.94
Gain on commencement of sales-type lease(6)	—	—	—	—	(44,943)	(0.45)
Restructuring charges, net of recoveries	303	—	3,106	0.03	1,188	0.01
Realized loss (gain) on interest rate swap terminations	18,012	0.18	—	—	(474)	—
Other(7)	6,903	0.07	25,272	0.25	8,704	0.08
Non-controlling interests’ share of items above(8)	6,708	0.07	(36,901)	(0.36)	(16,454)	(0.16)
Total adjustments	(18,631)	(0.18)	22,293	0.22	75,064	0.75
Adjusted net income attributable to
shareholders of Teekay	11,320	0.11	2,849	0.03	25,259	0.25
(1)Basic per share amounts.
(2)Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income from joint ventures.
(3)Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized (gains) losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020.
(5)Refer to footnote (1) of the Summary Consolidated Statements of Income (Loss) for additional information.
(6)Gain on commencement of sales-type lease for the year ended December 31, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.
(7)Other for the three months ended March 31, 2021, December 31, 2020, and March 31, 2020, includes unrealized credit loss provision adjustments. Other for the three months ended December 31, 2020 also includes the proportionate share of write-down of vessels in Teekay LNG's equity-accounted investees, and adjustments to freight tax accruals for periods prior to 2020.
(8)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended March 31, 2021
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	152,802	142,749	63,530	—	359,081

Voyage expenses	(7,183)	(69,045)	3	—	(76,225)
Vessel operating expenses	(30,089)	(43,048)	(55,300)	—	(128,437)
Time-charter hire expense	(5,850)	(3,630)	(1,641)	—	(11,121)
Depreciation and amortization	(31,902)	(26,684)	—	—	(58,586)
General and administrative expenses	(7,167)	(11,470)	(3,730)	—	(22,367)
Write-down of assets	—	(715)	—	—	(715)
Restructuring charges	—	—	(303)	—	(303)
Income (loss) from vessel operations	70,611	(11,843)	2,559	—	61,327

Interest expense	(29,652)	(10,068)	(9,243)	24	(48,939)
Interest income	2,006	30	33	(24)	2,045
Realized and unrealized gain on
non-designated derivative instruments	6,618	703	—	—	7,321
Equity income (loss)	37,516	(359)	—	—	37,157
Equity in earnings of subsidiaries (2)	—	—	38,149	(38,149)	—
Income tax recovery (expense)	777	(571)	1,179	—	1,385
Foreign exchange gain (loss)	6,960	612	(1,849)	—	5,723
Other (loss) income – net	(3,769)	131	(877)	—	(4,515)
Net income (loss)	91,067	(21,365)	29,951	(38,149)	61,504
Net income attributable to
non-controlling interests (3)	(3,476)	—	—	(28,077)	(31,553)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	87,591	(21,365)	29,951	(66,226)	29,951

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended March 31, 2021
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	10,817	52,713	—	63,530

Voyage expenses	—	3	—	3
Vessel operating expenses	(8,551)	(46,749)	—	(55,300)
Time-charter hire expense	—	(1,641)	—	(1,641)
General and administrative expenses	(294)	—	(3,436)	(3,730)
Restructuring charges	—	(303)	—	(303)
Income (loss) from vessel operations	1,972	4,023	(3,436)	2,559

Adjustment for sales-type lease	(203)	—	—	(203)
Daughter Entities distributions (2)	—	—	10,785	10,785
Teekay Parent adjusted EBITDA	1,769	4,023	7,349	13,141

(1)Includes the results relating to third-party management services as well as one chartered-in FSO unit owned by Altera Infrastructure LP (or Altera), which was on a flow-through basis with Teekay Parent earning a small margin until March 1, 2021, when the charter-in contract was novated to Altera.
(2)In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended March 31, 2021, Teekay Parent received cash distributions of $10.8 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Daughter Entities distributions to Teekay Parent (1)
Teekay LNG
Limited Partner interests(2)	10,338	8,990	6,302
GP interests	447	389	389
Total Daughter Entity Distributions to Teekay Parent	10,785	9,379	6,691

FPSOs	1,769	4,541	(1,448)
Other income and corporate general
and administrative expenses
Other income (loss)	4,023	(1,092)	2,021
Corporate general and administrative expenses	(3,436)	(2,275)	(2,125)
TEEKAY PARENT ADJUSTED EBITDA(3)	13,141	10,553	5,139

Net interest expense(4)	(8,113)	(7,937)	(8,577)
Asset retirement costs incurred(5)	(920)	(2,263)	—
Upfront lease payment received in excess
of revenue recognized(6)	—	—	56,127
TOTAL TEEKAY PARENT FREE
CASH FLOW	4,108	353	52,689

Weighted-average number of
common shares - Basic	101,165,928	101,108,886	100,887,551

(1)Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.
(2)Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary, Teekay LNG, for the periods as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.2875	$0.25	$0.25
Common units owned by Teekay Parent	35,958,274	35,958,274	25,208,274
Total distribution	$10,338,004	$8,989,569	$6,302,069

(3)Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.
(4)Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.
(5)Relates to decommissioning activities for the Banff FPSO unit, which have been accrued on the balance sheet as an asset retirement obligation.
(6)Upfront lease payment relates to cash received in early April 2020 in excess of revenue recognized in the three months ended March 31, 2020 as a result of a new bareboat charter agreement relating to the Foinaven FPSO unit. Please refer to Summary Consolidated Statements of Income (Loss) for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	61,504	(45,132)	52,002
Depreciation and amortization	58,586	60,926	72,917
Interest expense, net of interest income	46,894	49,236	59,717
Income tax (recovery) expense	(1,385)	18,669	3,792
EBITDA	165,599	83,699	188,428
Specific income statement items affecting EBITDA:
Write-down and loss on sale of assets	715	28,690	94,606
Gain on commencement of sales-type lease	—	—	(44,943)
Adjustments for direct financing and sales-type lease to a cash basis and other	3,373	3,371	2,963
Realized and unrealized (gains) losses on derivative instruments	(7,321)	3,453	21,663
Realized gains (losses) from the settlements of non-designated derivative instruments	28	(810)	(49)
Equity income	(37,157)	(15,285)	(2,313)
Foreign currency exchange (gain) loss	(5,723)	12,499	(6,646)
Other loss - net (1)	4,515	2,355	681
Consolidated Adjusted EBITDA	124,029	117,972	254,390
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	78,400	83,089	87,808
Total Adjusted EBITDA	202,429	201,061	342,198

(1)Please refer to footnote (6) of the Summary Consolidated Statements of Income (Loss) of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2021		December 31, 2020		March 31, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	244,711	105,888	249,460	107,964	260,488	113,054
Vessel and other operating expenses	(82,932)	(36,591)	(77,168)	(33,836)	(74,396)	(33,336)
Depreciation and amortization	(25,661)	(12,895)	(24,699)	(12,814)	(26,564)	(13,441)
Write-down of vessels	—	—	(34,000)	(17,000)	—	—
Income from vessel operations of equity-accounted vessels	136,118	56,402	113,593	44,314	159,528	66,277

Net interest expense	(60,724)	(24,558)	(66,493)	(26,922)	(76,359)	(30,644)
Income tax expense	(785)	(292)	(2,863)	(1,080)	(598)	(299)
Other items including realized and
unrealized gains (losses) on
derivative instruments(2)	17,932	5,605	(4,485)	(1,027)	(102,926)	(33,021)
Net income (loss) / equity income of equity-accounted vessels	92,541	37,157	39,752	15,285	(20,355)	2,313

Net income (loss) / equity income
of equity-accounted vessels	92,541	37,157	39,752	15,285	(20,355)	2,313
Depreciation and amortization	25,661	12,895	24,699	12,814	26,564	13,441
Net interest expense	60,724	24,558	66,493	26,922	76,359	30,644
Income tax expense	785	292	2,863	1,080	598	299
EBITDA	179,711	74,902	133,807	56,101	83,166	46,697
Specific income statement items affecting EBITDA:
Adjustments for direct financing and
sales-type lease to a cash basis	27,758	10,038	27,387	9,917	24,976	9,025
Write-down of vessels	—	—	34,000	17,000	—	—
Amortization of in-process contracts
and other	(1,719)	(935)	(1,759)	(956)	(1,718)	(935)
Other items including realized and
unrealized (gains) losses on derivative
instruments(2)	(17,932)	(5,605)	4,485	1,027	102,927	33,021
Adjusted EBITDA from equity-accounted vessels (3)	187,818	78,400	197,920	83,089	209,351	87,808

(1)The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.
(2)Includes unrealized credit loss provision adjustments for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020.
(3)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from vessel operations	6,340	(1,092)	(2,275)	2,973
Write-down of vessels	(1,592)	—	—	(1,592)
Adjustment for sales-type lease	(207)	—	—	(207)
Daughter Entities distributions	—	—	9,379	9,379
Adjusted EBITDA – Teekay Parent	4,541	(1,092)	7,104	10,553

	Three Months Ended March 31, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from vessel operations	(12,268)	1,425	(2,125)	(12,968)
Write-down of vessels	46,519	—	—	46,519
Gain on commencement of sales-type lease	(44,943)	—	—	(44,943)
Depreciation and amortization	10,646	—	—	10,646
Amortization of in-process revenue contracts and other	(1,402)	596	—	(806)
Daughter Entities distributions	—	—	6,691	6,691
Adjusted EBITDA – Teekay Parent	(1,448)	2,021	4,566	5,139

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(48,939)	(50,707)	(62,520)
Interest income	2,045	1,471	2,803
Interest expense net of interest income consolidated	(46,894)	(49,236)	(59,717)
Less: Non-Teekay Parent interest expense net of
interest income	(37,684)	(39,326)	(49,213)

Interest expense net of interest income - Teekay Parent	(9,210)	(9,910)	(10,504)
Teekay Parent non-cash accretion and loan cost amortization	1,476	2,376	2,215
Teekay Parent realized losses on interest rate swaps	(379)	(403)	(288)
Net interest expense - Teekay Parent	(8,113)	(7,937)	(8,577)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the expected impact of Teekay Parent’s wind-down of its FPSO segment, including anticipated reductions of its accrued net asset retirement obligation liabilities and the timing thereof; the ability of Teekay Parent and CNRI to satisfy the conditions of the Banff DSA and the timing thereof; the ability of CNRI to assume responsibility for Teekay Parent’s remaining asset retirement and decommissioning obligations with respect to the Banff field decommissioning and incorporate these obligations into its own decommissioning process; the expected redelivery and recycling of the Foinaven FPSO, as well as the anticipated timing thereof and the ability of Teekay Parent to fund the recycling thereof under the agreed contractual terms with the customer; the impact of COVID-19, market volatility and related global events on the Company’s business and financial results, including the impact and timing of coronavirus vaccination programs; estimated fluctuations in global oil demand and supply levels, including anticipated future fluctuations in global oil inventories and the timing thereof; forecasts of worldwide tanker fleet growth or contraction and vessel scrapping; the future outlook of the tanker market, and the impact thereon of various factors; fixed charter coverage for Teekay LNG’s fleet for 2021 and 2022; the impact of the increase in Teekay LNG’s common unit distribution, which is expected to commence in the first quarter of 2021, on Teekay Parent’s free cash flows and on Teekay LNG’s delevering, financial flexibility and capital allocation plans as well as its financial position; forecasts of growth in global demand for LNG; Teekay Tankers’ plans to potentially finance, and the timing of closing, the repurchase of sale-leaseback vessels; and the timing of commencement of new charter contracts and maturity of certain credit facilities.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); the ability of Teekay Parent and CNRI to meet various conditions precedent under the Banff DSA and the timing thereof; higher than expected costs and/or delays associated with the remediation of the Banff field or the decommissioning/recycling of the Banff FPSO unit or the Foinaven FPSO unit; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of common unit distributions; the inability of Teekay Tankers to finance the repurchase of sale leaseback vessels within anticipated timeframes; potential lack of cash flow for Teekay LNG to continue paying distributions on its common units and other securities; available cash to reduce financial leverage at Teekay Parent, Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda